Exhibit 1.3

WISeKey International Holding AG

Statutory Financial Statements

As at December 31, 2022

Phone +41 22 322 24 24 Fax +41 22 322 24 00 www.bdo.ch	BDO Ltd Rte. De Meyrin 123 Case postale 150 1215 Genève 15

STATUTORY AUDITOR'S REPORT

To the general meeting of WISeKey International Holding AG, Zug

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of WISeKey International Holding AG (the Company) – which comprise the Balance Sheet as at December 31, 2022, the Income Statement for the period and Notes to the Financial Statements, including a summary of significant accounting policies.

In our opinion the financial statements (pages F-58 to F-73) comply with Swiss law and the Company's articles of incorporation.

Basis for Opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor’s Responsibilities for the Audit of the Financial Statements" section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

BDO Ltd, a limited company under Swiss law, incorporated in Zurich, forms part of the international BDO Network of independent member firms.

Phone +41 22 322 24 24 Fax +41 22 322 24 00 www.bdo.ch	BDO Ltd Rte. De Meyrin 123 Case postale 150 1215 Genève 15

Key Audit Matter	How the Key Audit Matter was addressed in the audit

Valuation of Investments in subsidiaries

The Company carries investments in subsidiaries in the amount of CHF 22.2 million on the balance sheet. Investments are valued individually at acquisition costs less impairment. The valuation of investments involves judgment in the projections and assumptions used, which are sensitive to the expected future market developments that could affect the profitability of these entities.

We focused on this area due to the degree of management's judgment involved, its significant impact on the financial statements and the impact it has on presentation and disclosures.

We refer to Note 6 to the statutory financial statements for the Company's disclosure on the investments in subsidiaries.

We assessed the Company's impairment considerations and valuation for all significant investments for reasonableness.

We evaluated key assumptions used in the valuations relating to future expected cash flows and net asset values.

We assessed the appropriateness and completeness of the related disclosures in Note 6.

Valuation of intercompany loans

The Company carries an intercompany loan balance in the amount of CHF 1.4 million on the balance sheet.

We focused on this area due to its significant impact on the financial statements and the impact it has on presentation and disclosures.

We refer to Note 8 to the statutory financial statements for the Company's disclosure on the investments in subsidiaries.

We assessed the financial solvency of each corresponding subsidiary based on the net asset values as well as future expected cash flows.

We assessed the appropriateness and completeness of the related disclosures in Note 8.

Other Information

The board of directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the financial statements, the consolidated financial statements, the compensation report and our auditor’s reports thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements, or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information,we are required to report that fact. We have nothing to report in this regard.

BDO Ltd, a limited company under Swiss law, incorporated in Zurich, forms part of the international BDO Network of independent member firms.

Phone +41 22 322 24 24 Fax +41 22 322 24 00 www.bdo.ch	BDO Ltd Rte. De Meyrin 123 Case postale 150 1215 Genève 15

Responsibilities of the Board of Directors for the Financial Statements

The board of directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the board of directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the board of directors is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the board of directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of the auditor’s responsibilities for the audit of the financial statements is located at EXPERTsuisse's website at: https://www.expertsuisse.ch/en/audit-report-for-ordinary-audits. This description forms part of our auditor’s report.

Report on Other Legal and Regulatory Requirements

In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the board of directors.

We further confirm that the proposed carry forward of the accumulated losses complies with Swiss law and the company’s articles of incorporation. We recommend that the financial statements submitted to you be approved.

Geneva, April 28, 2023

BDO Ltd

Philipp Kegele Auditor in Charge Licensed Audit Expert	ppa. Sascha Gasser Licensed Audit Expert

BDO Ltd, a limited company under Swiss law, incorporated in Zurich, forms part of the international BDO Network of independent member firms.

WISeKey International Holding A.G., Zug

Balance Sheet as at December 31, 2022

ASSETS	2022	Note ref:	2021
	CHF		CHF
Current Assets
Cash and bank deposits	11,437,227		25,879,305
Short-term intercompany receivables	1,050,292	4	4,975,429
Amounts receivable from employees, net	25,759	5	144,195
Other receivables	130,169		134,635
Prepaid expenses	230,667		555,821
Intercompany accrued income and interests	748,623	4	372,262

Total Current Assets	13,622,737		32,061,646

Non-current Assets
Investments in subsidiaries, net	22,226,451	6	28,514,396
Other investment	1,091	7	1,141
Intercompany loans	1,413,835	8	25,017,903

Total Capital Assets	23,641,377		53,533,440

Total Non-current Assets	23,641,377		53,533,440

TOTAL ASSETS	37,264,114		85,595,086

The accompanying notes are an integral part of these financial statements.

WISeKey International Holding A.G., Zug

Balance Sheet as at December 31, 2022

LIABILITIES AND SHAREHOLDERS' EQUITY	2022	Note ref:	2021
	CHF		CHF
Current Liabilities

Trade payables	1,038,987		598,546
Intercompany accounts payable	206,245	9	2,561,571
Short-term loan - non-interest bearing	37,200	10	37,200
Other payables	1,087,784	11	3,063,107
Accrued liabilities	2,123,827	12	1,979,006
Intercompany accrued liabilities	—		77,488

Total Current Liabilities	4,494,043		8,316,917

Non-Current Liabilities

Long term loans - interest bearing	1,294,187		9,300,411
Long term loans - non-interest bearing	148,600	12	185,800

Total Non-Current Liabilities	1,442,787		9,486,211

Total Liabilities	5,936,829		17,803,128

Shareholders' Equity

Share Capital	5,414,946	14	4,806,223
Capital Contribution Reserves *	92,143,270		83,557,168
Reserve for Treasury Shares held by subsidiaries	1,995	15	345,983
Treasury Shares held by WISeKey International Holdings AG	(338,440)	15	(243,082)
Accumulated Deficit	(20,330,345)	16	(27,857,326)
Net Profit / (Loss) for the Period	(45,564,140)	16	7,182,993

Total Shareholders' Equity	31,327,285		67,791,958

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	37,264,114		85,595,086

The accompanying notes are an integral part of these financial statements.

WISeKey International Holding A.G., Zug

Income Statement for the Period

	2022		2021
	CHF	Note ref:	CHF
INCOME
Other Income	99,392		67,961
Management Fee Income	2,320,605		2,145,393

	2,419,996		2,213,353

OPERATING EXPENSES
Salaries and Personnel Costs	(4,604,716)		(6,550,997)
Office Expenses	(7,101)		(9,725)
Insurances	(387,462)		(539,220)
Travel & Accommodation	(39,753)		(48,733)
Consultancy and Professional Services	(3,309,231)	19	(2,170,565)
Marketing	(117,562)		(116,466)
Management Fees and Intercompany Charges	(1,228,523)	20	(1,166,041)
Valuation Adjustments on Loans and Investments	(26,743,072)	21	(7,625,411)
Loss on Sale of Investment	(14,317,016)	22	—

FINANCIAL COSTS AND FINANCIAL INCOME
Foreign Exchange (Loss)/Gain	(1,167,917)		177,618
Other Financial Charges	(31,721)		(44,926)
Financial Charges on Loan	(624,585)	23	(3,802,536)
Interest Income	909,992		735,742
Interest Expense	(2,175)		(11,915)
Profit on Sale of Treasury Shares	3,784,886	17	26,375,108

PRIOR PERIOD COSTS
Prior Period Expenditure	(2,000)		(3,102)

NON-OPERATIONAL COSTS AND INCOME
Non-Operating Losses	(96,181)	24	(229,189)

(LOSS)/PROFIT BEFORE TAXES	(45,564,140)		7,182,993

Taxes	—		—

(LOSS)/PROFIT FOR THE YEAR	(45,564,140)		7,182,993

The accompanying notes are an integral part of these financial statements.

WISeKey International Holding A.G., Zug

Notes to the Financial Statements – December 31, 2022

Note 1. Background and Operations

WISeKey International Holding A.G. (the “Company” or “WISeKey”), was registered in Zug, Switzerland, on November 17, 2015 and was listed on the Swiss Stock Exchange, SIX AG, with the valor symbol “WIHN” on March 31, 2016. The Company’s purpose is to incorporate, acquire, hold and dispose of participations in companies, both in Switzerland and abroad, especially in the field of cybersecurity and related areas. The Company may engage in all types of transactions that appear appropriate to promote, or are related to the purpose of the Company.

The Company had 10 full-time employees at December 31, 2022 (2021: 9.)

On March 3, 2016, the Company acquired 100% of the shares of WISeTrust SA.

On March 22, 2016, WISeKey SA’s shareholders exchanged a total of 90.3% of their shares into those of the Company shares. During 2017, several shareholders approached the Company to exchange their shares in WISeKey SA, having failed to participate in the original share exchange program of 2016. As at December 31, 2019, the Company had acquired an additional 5.28% of WISeKey SA’s shares, bringing its holding up to 95.58%. The remaining 4.42% of the WISeKey SA’s share capital will be obtained either through share exchanges or as part of a squeeze-out merger.

On September 20, 2016 the Company acquired the semiconductor assets and supporting operations from Inside Secure, a French company listed on the Euronext, Stock Exchange in Paris, in the form of a carve-out. The entity was renamed WISeKey Semiconductors. As part of the deal, the Company also acquired the supporting operations in Japan, Taiwan and Singapore, renamed WISeKey KK, WISeKey Taiwan and WISeKey Singapore Pte Ltd respectively.

On October 5, 2016, the Company established a Joint Venture, WISeKey SAARC Ltd, in London, U.K., for operations in the South Asian region. It owns 51% of the venture. WISeKey SAARC Ltd owns 88% of WISeKey India Private Ltd, a sales and support operation based in New Delhi, India.

On April 3, 2017, the Company acquired 85% of the share capital of QuoVadis Holding Ltd, a Bermudan-based company in the managed PKI and digital signature management business, having operations in the UK, Netherlands, Belgium, Germany and Switzerland, as well as Bermuda itself. As part of the consideration, a shareholders’ put and call option agreement over the 15% remaining non-controlling interest (“NCI”) was signed by the Company and the 15% NCI shareholders. Per the shareholders’ put and call option agreement over the 15% non-controlling interest, WISeKey granted the non-controlling interest shareholders an option (put option) pursuant to which the non-controlling interest shareholders were entitled to sell all of their shares in QV Holding Ltd to WISeKey, and the non-controlling interest shareholders granted WISeKey an option (call option) pursuant to which WISeKey was entitled to buy all shares in QV Holding Ltd held by the non-controlling interest shareholders. Both options were exercisable at the earliest on May 1, 2018 and at the latest on May 31, 2018. In May 2018, the NCI shareholders exercised their put option. On May 24, 2018, the Company acquired the remaining 15% of QuoVadis Holding Ltd through the issue of 860,000 Ordinary B shares valued at CHF5.42 per share for a total consideration of CHF 4,664,994.

On January 16, 2019, the Company completed the sale of WISeKey (Bermuda) Holding Ltd (including all of its subsidiaries) to DigiCert, Inc. pursuant to a Share Purchase Agreement entered into by and between the Company and DigiCert, Inc. on December 21, 2018. As of January 16, 2019, the following subsidiaries are no longer part of the WISeKey Group: WISeKey (Bermuda) Holding Ltd., QuoVadis Trustlink Schweiz AG, QuoVadis Trustlink BVBA, QuoVadis Trustlink BV, QV BE BV, QuoVadis Trustlink GmbH, QuoVadis Services Ltd. and QuoVadis Ltd.

At January 16, 2019, the Regulatory Authority in Bermuda (“RAB”) consent to transfer the ownership of QuoVadis Services Ltd had not yet been obtained. Therefore, in application of the SPA terms and conditions, the shares in QuoVadis Services Ltd. held by WISeKey (Bermuda) Holding Ltd were transferred to WISeKey International Holding AG who, as a result, held a 51% interest in QuoVadis Services Ltd, and WISeKey directly operated QuoVadis Services Ltd. on trust for DigiCert, Inc. until receipt of the RAB Consent and the effective transfer of the shares in QuoVadis Services Ltd. to DigiCert, Inc. The RAB Consent was received in February 2019 and the transfer of ownership of QuoVadis Services Ltd from the Company to DigiCert Inc. was effective on February 28, 2019.

During 2019, the Company applied to the SEC for permission to trade its shares, in the form of American Depository Shares (“ADSs”), on a US exchange. On December 4, 2019, having received approval from both the SEC and NASDAQ, the Company commenced trading of ADSs on the NASDAQ Global Market.

On February 1, 2021, the Company acquired 51% of the share capital of arago GmbH, a German company engaged in the use of Artificial Intelligence for the purpose of Knowledge Automation. As part of the deal, the Company also acquired the subsidiary operations in America and India. On March 14, 2022, the Company signed a Share Purchase and Transfer Agreement to sell its 51% ownership in arago GmbH and its affiliates (together “arago” or the “arago Group”) to OGARA GmbH, with Neutrino Energy Property GmbH & Co. acting as “Buyer Guarantor”, who signed on March 16, 2022. The completion of the sale was conditional on the consideration being transferred to WISeKey and the shares owned by the Company being transferred to OGARA GmbH. The sale was completed on June 24, 2022, when the shares owned by WISeKey in arago were transferred to OGARA GmbH as WISeKey issued a waiver to accept a delayed payment of the consideration, because of the high cash burn rate of arago.

WISeKey International Holding A.G., Zug

Notes to the Financial Statements – December 31, 2022

Note 2. Future Operations

The Company made a loss from operations in this reporting period, which was due to the disposal of arago GmbH and provisions made against receivables due from subsidiary companies. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

The Company made a loss of CHF 45,564,140 (2021: profit of CHF 7,182,993) and had net current assets of CHF 9,128,694 as at December 31, 2022. Historically, the Company has been dependent on debt and equity financing to augment the operating cash flow to cover its cash requirements. Any additional equity financing may be dilutive to shareholders.

On February 8, 2018 the Company entered into a Standby Equity Distribution Agreement (“SEDA”) with a fund managed by Yorkville Advisors Global, LLC (“Yorkville”). Pursuant to the SEDA, Yorkville commits to provide equity financing to WISeKey in the aggregate amount of up to CHF 50m in exchange for Class B Shares over a three-year period. During the year, the Company signed an amendment to extend the agreement for a further two-year period through to February 2023. Provided that a sufficient number of Class B Shares is provided through share lending, the Company has the right to make drawdowns under the SEDA, at its discretion, by requesting Yorkville to subscribe for (if the Class B Shares are issued out of authorized share capital) or purchase (if the Class B Shares are delivered out of treasury) Class B Shares worth up to CHF 5m per drawdown, subject to certain exceptions and limitations. The Company made no drawdowns in the year 2022. In the year 2021, WISeKey made one drawdown under the Yorkville Facility, for a total amount of CHF 363,876. As at December 31, 2022 the outstanding equity financing available was CHF 45,643,955.15.

On June 29,2021, WISeKey entered into an Agreement for the Subscription of up to $22M Convertible Notes (the “Anson Facility”) with Anson Investments Master Fund LP (“Anson”), pursuant to which Anson commits to grant a loan to WISeKey for up to a maximum amount of USD 22 million divided into tranches of variable sizes, during a commitment period of 24 months ending June 28, 2023. On September 27, 2021, WISeKey and Anson signed the First Amendment to the Subscription Agreement (the “Anson First Amendment”), pursuant to which, for the remaining facility, WISeKey has the right to request Anson to subscribe for four “accelerated” note tranches of up to USD 2,750,000 each or any other amount agreed between the parties (the “Anson Accelerated Tranches”), at the date and time determined by WISeKey during the commitment period, subject to certain conditions. After three subscriptions in 2021, WISeKey did not make any subscription under the Anson Facility in 2022. As at December 31, 2022, the outstanding Anson Facility available was USD 5.5 million.

The SEDA and the Anson Facilities will be used as a safeguard should there be any additional cash requirements not covered by other types of funding.

Based on the Company’s cash projections for the next 12 months to April 30, 2024, it has sufficient liquidity to fund operations and financial commitments. Management therefore believe it is correct to present these figures on a going concern basis.

Note 3. Significant accounting policies

These financial statements were prepared according to the provisions of the Swiss financial reporting law (32nd title of the Swiss Code of Obligations). Due to rounding, numbers presented throughout this report may not add up precisely to the totals provided. All ratios and variances are calculated using the underlying amount rather than the presented rounded amount. Certain prior year numbers were reclassified to conform to the current year presentation.

As WISeKey International Holding AG prepares consolidated financial statements under a recognized accounting standard (“US GAAP”), it has elected in these statutory financial statements, as permitted by law, not to prepare a management report and to omit a cash flow statement and notes on interest-bearing liabilities and audit fees.

The significant accounting policies adopted by the Company are as follows:

Foreign currency translation

The accounting records of the Company are maintained in Swiss Francs. All transactions in other currencies are translated into Swiss Francs at the rate prevailing at the time of the transaction. Assets and liabilities in other currencies remaining at the balance sheet date are translated at the appropriate year-end rate. Transaction and translation foreign exchange profits and losses are included in the statement of income and expenses in the year in which they are incurred. Unrealized foreign exchange gains on non-current assets and liabilities at the balance sheet date are provided for in accrued liabilities at the year-end.

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits, and short-term highly liquid investments, which are convertible to a known amount of cash and bear an insignificant risk of change in value.

Restricted Cash

Restricted cash is defined as cash held on behalf of the Company in accounts outside of the Company’s direct control and that can only be transferred to the Company upon the fulfilment of specific criteria.

WISeKey International Holding A.G., Zug

Notes to the Financial Statements – December 31, 2022

Tax

The Company is liable for Swiss federal income tax and cantonal/communal income and capital taxes and therefore accrues for all taxes due for the period.

Other investments

Other investments are carried at cost less any necessary provision for impairment in value.

Investments in subsidiaries

Investments in subsidiaries are carried at cost less any necessary provision for impairment in value.

Treatment of sale of treasury shares

Treasury shares are held at historic cost at the date of acquisition. Gains and losses made upon the sale of treasury shares are recognized in the income statement.

Debt issuance costs

It is the Company policy to capitalize issuance costs on long-term credit facilities, defined as those with a duration in excess of one year at the point of inception. These costs are amortized over the life of the credit facility to which they relate.

Note 4. Short-term intercompany receivables and accrued income

As the Ultimate Parent Company of the Company, WISeKey International Holding AG incurs costs that are for the benefit of other companies within the Company. The Company raises invoices to its subsidiary undertakings for the recharge of these costs.

Note 5. Amounts receivable from employees, net

During the year, certain employees exercised share options awarded to them under the Company’s Employee Share Ownership Plan. This exercise gave rise to certain taxes and social charges due by the employee to the Company. As the employees have lock-out periods that restricts when they can sell the shares, the Company agreed to defer payment until such point as the employees have sold the shares, as long as they remain employed by the Company.

WISeKey International Holding A.G., Zug

Notes to the Financial Statements – December 31, 2022

Note 6. Investments in subsidiaries, net

	Ownership/Vo	Net value of the	Ownership/Vo	Net value of the
	ting interests	investment as at	ting interests	investment as at
	%	31.12 2022%		31.12 2021
Cost CHF

WISeKey SA	95.75%	-	95.75%	7,947,016
Geneva, Switzerland
WISeTrust SA	100%	4,102,244	100%	4,102,244
Geneva Switzerland
WISeKey Semiconductors SAS	100%	17,870,959	100%	11,000,000
Meyreuil, France
WISeKey SAARC Ltd	51%	-	51%	64,966
London, United Kingdom
WISeCoin AG	90%	-	90%	-
Zug, Switzerland
WISeKey Equities AG	100%	100,000	100%	100,000
Zug, Switzerland
WISeKey Semiconductors GmbH	100%	27,916	100%	27,916
Munich, Germany
WISe.Art AG (formerly TrusteCoin AG)	100%	100,000	100%	100,000
Zug, Switzerland
arago GmbH		-	51%	5,147,137
Frankfurt, Germany
WISeKey Arabia - Information Technology	51%	25,116	51%	25,116
Jeddah, Saudi Arabia
WISeKey (Gibraltar) Limited	100%	121		-
Gibraltar
SEALSQ Corp.	100%	95		-
British Virgin Islands

Total		22,226,451		28,514,396

Management has reviewed the carrying value of the investments in the Company’s subsidiaries and has determined that the carrying values remain appropriate.

In assessing the potential impairment of the investments, the Company considers the net asset value, the expected cash-flows that will be generated by each of these investments and the market capitalization of the Company. Management believes that, on the basis of this and other than as set out in note 24, the carrying value of these investments as at December 31, 2022 is not impaired.

On February 1, 2021, the Company acquired 51% of the issued share capital of arago GmbH, a company registered in Frankfurt, Germany for a total consideration of CHF 5,147,137. Arago GmbH is a technology company engaged in the use of artificial intelligence to enable knowledge automation in the operations of its clients. On March 14, 2022, the Company signed a Share Purchase and Transfer Agreement to sell its 51% ownership in arago GmbH and its affiliates (together “arago” or the “arago Group”) to OGARA GmbH, with Neutrino Energy Property GmbH & Co. acting as “Buyer Guarantor”, who signed on March 16, 2022. The group subsidiaries making up the arago Group in scope for the sale are arago GmbH, arago Da Vinci GmbH, arago Technology Solutions Private Ltd and arago US Inc. The completion of the sale was conditional on the consideration being transferred to WISeKey and the shares owned by the Company being transferred to OGARA GmbH. The sale was completed on June 24, 2022, when the shares owned by WISeKey in arago were transferred to OGARA GmbH as WISeKey issued a waiver to accept a delayed payment of the consideration, because of the high cash burn rate of arago.

WISeKey International Holding AG and WISeKey Semiconductors SAS entered into a Capital Increase Agreement on December 15, 2022 whereby an amount of EUR 7 million (CHF 6,870,959 at the prevailing rate of exchange) owed to WISeKey International Holding AG by WISeKey Semiconductors SAS was converted into a capital contribution by way of an offset with the outstanding debt under the Revolving Credit Agreement and the loans resulting from the above-mentioned debt transfers. Under the terms of this agreement, the investment in WISeKey Semiconductors SAS was increased by EUR 7 million (CHF 6,870,959) and the balance owed to WISeKey International Holding AG was reduced by an equivalent amount.

WISeKey International Holding A.G., Zug

Notes to the Financial Statements – December 31, 2022

Note 7. Other Investments

	Ownership /	Carrying value of the	Ownership /	Carrying value of the
	Voting interests	investment as at	Voting interests	investment as at 31.12
	%	31.12 2022%		2021
CHF

OpenLimit AG	8.4%	1,091	8.4%	1,141
Baar, Switzerland
Tarmin Inc.		-		-
Delaware, USA

Total		1,091		1,141

The investment in OpenLimit AG is held at cost less provision for impairment.

On September 27, 2018, the Company entered into a warrant agreement with Tarmin Inc., a private Delaware company and a leader in data & software defined infrastructure, to acquire 22% of common stock deemed outstanding at the time of exercise. The warrant may be exercised in parts or in full, at an exercise price of USD 0.01 per share at nominal value USD 0.0001. The purchase price of the Tarmin Warrant was USD 7,000,000 (CHF 6,876,895), of which USD 3,000,000 (CHF 2,950,011) was paid in cash on October 5, 2018, and the remaining USD 4,000,000 (CHF 3,926,884) was paid on March 31, 2019. Tarmin Inc. is a privately held company and the investment is carried at cost less any provision for impairment. Following a review of the valuation of the investment in December 2020, although there were positive indicators on the business performance of Tarmin, management identified a deterioration in the earnings performance and liquidity position of Tarmin. As a result, management determined that the carrying value of this investment should be fully impaired.

Note 8. Intercompany loans

The Company has extended multiple loans to its subsidiary undertakings. These bear an interest rate of 2.5% (2021: 3.0%) per annum.

Note 9. Intercompany accounts payable

Intercompany accounts payable includes charges payable to the Company’s subsidiary undertaking, WISeKey SA, for management fees charged and costs incurred on behalf of the Company.

Note 10. Short- and Long-term loan – non-interest bearing

On March 26, 2020, the Company entered into an Agreement to borrow funds under the Swiss Government supported COVID-19 Credit Facility (the “Covid loans”) with UBS SA. Under the terms of the Agreement, UBS has lent the Company CHF 223,000. The loan is repayable in full by March 30, 2028, as amended, being the eighth anniversary of the date of deposit of the funds by UBS. Semi-annual repayments started from March 31, 2022 and will be spread on a linear basis over the remaining term. The full repayment of the loans is permitted at any time. The interest rate is determined by Swiss COVID-19 Law and currently carries an interest rate of 0%. There were no fees or costs attributed to the loan.

Under the terms of the loans, the relevant companies are required to use the funds solely to cover the liquidity requirements of the Company. In particular, the Company cannot use the funds for the distribution of dividends and directors' fees as well as the repayment of capital contributions, the granting of active loans; refinancing of private or shareholder loans; the repayment of intra-group loans; or the transfer of guaranteed loans to a group company not having its registered office in Switzerland, whether directly or indirectly linked to applicant.

Note 11. Other payables

The Other Payables relate to salary related payments that were due as at December 31, 2022.

Note 12. Accrued liabilities

The accrued liabilities include a provision for accrued vacation not yet taken by the employees.

WISeKey International Holding A.G., Zug

Notes to the Financial Statements – December 31, 2022

Note 13. Payable to Pension Funds

The Company has a net payable of CHF 8’851 as at December 31, 2022 (CHF 19’894 at December 31, 2021) toward its pension funds.

Note 14. Share Capital

The Company has 2 classes of shares in its share capital, Class “A” shares with a nominal value of CHF 0.01 per share and Class “B” shares with a nominal value of CHF 0.05 per share. Both classes of share have the same voting rights, namely 1 share, 1 vote. Only the Class “B” shares are listed on the International Reporting Standard of the SIX Stock Exchange.

On December 4, 2019, the Companies' American Depositary Shares started trading on The Nasdaq Stock Market LLC (“NASDAQ”) under the ticker symbol WKEY. Each ADS represents five Class B Shares. As at December 31, 2022, 5,786,427 (2021: 5,786,427) ADSs were outstanding.

	31 December 2022		31 December 2021
	Number of Shares	CHF	Number of Shares	CHF
Share Capital Class "A" Shares	40,021,988	400,220	40,021,988	400,220
Share Capital Class "B" Shares	126,334,528	6,316,726	88,649,384	4,432,469
Total Share Capital	166,356,516	6,716,946	128,671,372	4,832,689
Issued Share Capital	166,356,516	6,716,946	128,671,372	4,832,689
Authorised Share Capital, not issued, Class "B" Shares	25,000,000	1,250,000	18,469,207	923,460
Conditional Share Capital Class "A" Shares	10,000,000	100,000	12,000,000	600,000
Conditional Share Capital Class "B" Shares	26,085,052	1,304,253	30,939,877	1,546,994

14.1 Movement of share capital

The movements of the changes in shareholders’ equity are explained further here.

Movements in shareholders’ equity in 2022 mainly relate to the issuance of shares resulting from various capital increases during the period.

The legal general reserves from capital contribution relate to capital contributions contributed to the Company by its shareholders since 1997, which, under Swiss tax law, may be distributed without being subject to Swiss withholding tax effective January 1, 2011, if certain conditions are met.

One of the conditions is that the reserves from capital contribution have to be declared to the Federal tax administration no later than 30 days following the ordinary general meeting of the shareholders.

As of December 31, 2022, the capital contribution reserves have yet to be approved by the Swiss Tax authorities.

14.2 Conditional share capital

The share capital may be increased in an amount not to exceed CHF 1,304,253 with a nominal value of CHF 0.05 per share and CHF 100,000 with a nominal value of CHF 0.01 per share.

Its use is limited to 3 categories, namely:

•	up to an amount of CHF 1,007,466.15 by the issuance of up to 20,149,323 fully paid-in Class B Shares with a nominal value of CHF 0.05 through the exercise of conversion, option, exchange, warrant or similar rights for the subscription of shares granted to third parties or shareholders in connection with bonds (including convertible bonds and bonds with options), options, warrants, notes, other securities newly or already issued in national or international capital markets or new or already existing contractual obligations by, or of a member of, the Company (the “Rights-Bearing Obligations”);

WISeKey International Holding A.G., Zug

Notes to the Financial Statements – December 31, 2022

•	up to an amount of CHF 296,786.45 by the issuance of up to 5,935,729 fully paid-in Class B Shares with a nominal value of CHF 0.05 in connection with the issuance of Class B Shares, Rights-Bearing Obligations, options or other share-based awards granted to members of the Board of Directors, members of executive management, employees, contractors, consultants or other persons providing services to the Company or a member of the Company; and

•	up to an amount of CHF 100,000.00 by the issuance of up to 10,000,000 fully paid-in Class A Shares with a nominal value of CHF 0.01 in correction with the issuance of Class A Shares, Rights-Bearing Obligations, options or other share-based awards granted to members of the Board of Directors, members of executive management, employees, contractors, consultants or other persons providing services to the Company or a member of the Company.

14.3 Authorised share capital, not issued

The Board of Directors is authorized, at any time until June 24, 2024, to increase the share capital in an amount not to exceed CHF 1,250,000.00 through the issuance of up to 25,000,000 fully paid in Class B registered shares with a nominal value of CHF 0.05 per share.

The preferred right of subscription of the shareholders may be suppressed for at least one of the following reasons:

•	for issuing new shares if the issue price of the new shares is determined by reference to the market price, for the takeover of enterprises, parts of enterprises or shareholding through the exchange of shares,

•	for the acquisition of an enterprise, parts of an enterprise or participations or for new investment projects or for purposes of financing or refinancing any such transactions financing the acquisition of enterprises, parts of enterprises or shareholding,

•	for the purpose of broadening the shareholder constituency in certain financial or investor markets or in connection with the listing of new shares on domestic or foreign stock exchanges for the purpose of strategic partnerships or strategic investors,

•	for purposes of national and international offerings of shares for the purpose of increasing the free float or to meet applicable listing requirements,

•	for purposes of the participation of strategic partners,

•	for an over-allotment option ("greenshoe") being granted to one or more financial institutions in connection with an offering of shares,

•	for the participation of directors, officers, employees, contractors, consultants of, or other persons providing services to the Company or a group company, and

•	for raising capital in a fast and flexible manner which could only be achieved with great difficulty without exclusion of the pre-emptive rights of the existing shareholders.

14.4 Significant shareholders

The Swiss Financial Market Infrastructure Act (FMIA) and the rules and regulations promulgated thereunder, to which the Company and beneficial owners of its Shares are subject, requires persons who directly, indirectly or in concert with other parties acquire or dispose of Shares or purchase or sale rights or obligations relating to such Shares, and, thereby, directly, indirectly or in concert with other parties reach, exceed or fall below a threshold of 3%, 5%, 10%, 15%, 20%, 25%, 33 1⁄3%, 50% or 66 2⁄3% of the Company’s voting rights (whether exercisable or not) to notify the Company and the Disclosure Office of SIX of such acquisition or disposal in writing.

Each Class A share and each Class B share carries one vote at a general meeting of shareholders of the Company and, as such, the number of shares held by each person or entity set forth below is equal to the number of voting rights held by such person or entity.

The table below sets out, to the knowledge of the Company, beneficial owners holding 3% or more of the voting rights of the Company as disclosed on the SIX disclosure platform on December 31, 2022. The percentages indicated above have been established based on the share capital of the Company registered with the commercial register of the Canton of Zug on the date on which the respective disclosure obligation pursuant to the FMIA was triggered. For a full review of the disclosure reports, including with respect to sale and purchase positions, that were made to the Company and the SIX Disclosure Office during fiscal year 2022, and then published on the SIX electronic publication platform in accordance with the FMIA and the rules and regulations promulgated thereunder, please refer to the search facility of the SIX Disclosure Office at https://www.six-exchange-regulation.com/en/home/publications/significant-shareholders.html.

	Number of Shares owned		Purchase Position	Sale	Total	Percentage
Name				Position	number of voting	of voting
					rights	rights
	Class A Shares	Class B Shares	Class B Shares	Class B Shares
A lock-up group consisting of:
Carlos Moreira	40,021,988	- -	- -	- -	40,021,988	28.52%
and one additional individual
Tibor Somlo	- -	5,003,014	- -	- -	5,003,014	3.57%

WISeKey International Holding A.G., Zug

Notes to the Financial Statements – December 31, 2022

Note 15. Reserve for Treasury Shares

During the year, the Company and its subsidiary undertaking, WISeKey Equities SA, acquired Treasury Shares for various purposes. These Treasury shares came from various sources. A summary of the Treasury Shares acquired is as follows:

•	On July 9, 2019, the Company started a share buyback program to buy back the Company’s class B shares up to a maximum of 10.0% of the share capital and 5.35% of the voting rights. On July 29, 2020, the Company extended its share buyback program to include the purchase of ADS. In compliance with Swiss Law, at no time will WISeKey hold more than 10% of its own registered shares. At December 31, 2022, the Company held 417,360 (December 31, 2021: 282,000) Ordinary ‘B’ shares purchased through the share and ADS buyback program.

•	WISeKey Equities SA, a subsidiary of the Company, holds Ordinary ‘B’ shares purchased at nominal value for the purpose of fulfilling exercise notices under option agreements, SEDA drawdowns and other such arrangements. 6,879,760 (2021: 25,808,645) were sold for the purpose of settling conversions and fees relating to the Nice & Green SA, Long State Investment Ltd, Global Tech Opportunities 8 and Crede CG III, Ltd convertible loan facilities and drawdowns under the SEDA. At December 31, 2022, there remained 39,904 Ordinary ‘B’ shares held by WISeKey Equities SA (December 31, 2021: 6,919,664)

Treasury shares held by subsidiaries	Number of	Reserve for treasury	Number of	Reserve for treasury
	shares	shares held by	shares	shares held by
		subsidiaries as at		subsidiaries as at
		31.12.2022		31.12.2021
		(CHF)		(CHF)

January 1	6,919,664	345,983	4,342,272	217,114
Number of shares purchased / sold, reserves
transferred	(6,879,760)	(343,988)	2,577,392	128,870

December 31	39,904	1,995	6,919,664	345,983

WISeKey Equities SA purchased no treasury shares during 2022 (2021: 28,386,037 with an average purchase price of CHF 0.05 per share.) Treasury share sales totaled 6,879,760 (2021: 25,808,645) with an average sale price of CHF 0.05 per share (2021: CHF 0.05 per share.)

Treasury shares held by WISeKey	Number of	Cost of treasury	Number of	Cost of treasury shares
International Holding AG (WIHN)	shares	shares held by WIHN	shares	held by WIHN as at
		as at 31.12.2022		31.12.2021
		(CHF)		(CHF)

January 1	282,000	243,082	440,863	318,344
Number of shares purchased / sold, reserves
transferred	135,360	95,359	(158,863)	(75,262)

December 31	417,360	338,440	282,000	243,082

Treasury share purchases by the Company during 2022 totaled 7,015,120 (2021: 26,090,645) with an average purchase price of CHF 0.06 per share (2021: 0.06.) Treasury share sales totaled 6,879,760 (2021: 26,249,508) with an average sale price of CHF 0.60 per share (2021: 1.07.) During the year, the Company recognized profits of CHF 3,784,886 (2021: 26,375,108) on the sale of Treasury Shares.

WISeKey International Holding A.G., Zug

Notes to the Financial Statements – December 31, 2022

Total Treasury shares	Number of	Total reserve for	Number of	Total reserve for
	shares	treasury shares as at	shares	treasury shares as at
		31.12.2022		31.12.2021
		(CHF)		(CHF)

January 1	7,201,664	589,065	4,783,135	535,458
Number of shares purchased / sold, reserves
transferred	(6,744,400)	(248,629)	2,418,529	53,607

December 31	457,264	340,435	7,201,664	589,065

WISeKey International Holding AG has met the legal requirements of the Swiss Code of Obligations under Article 659 et. seq. for the treasury shares.

Treasury share purchases by the Company during 2022 totaled 135,360 (2021: 28,668,037) with an average purchase price of CHF 0.70 per share (2021: CHF 0.06.) Treasury share sales totaled 6,879,760 (2021: 26,249,508) with an average sale price of CHF 0.60 per share (2021: CHF 1.07.)

Note 16. Movements in reserves

Accumulated deficit	Accumulated deficit	Accumulated deficit
	as at 31.12.2022	as at 31.12.2021
CHF

January 1	(20,674,333)	(27,728,456)
Transfer to reserve for treasury shares	343,988	(128,870)
Net (loss)/gain for the period	(45,564,140)	7,182,993

December 31	(65,894,485)	(20,674,333)

Due to the decrease (2021: increase) in the balance of Treasury Shares held by WISeKey Equities SA (see note 15), a subsidiary undertaking of the Company, CHF 343,988 has been transferred to (2021: CHF 128,870 transferred from) the Accumulated Deficit into the Reserve for Treasury Shares held by Subsidiaries.

Note 17. Guarantees to Related Parties

On May 10, 2022, the Company signed a written agreement to subordinate its claims against WISeKey SA for an amount of CHF 15,000,000 until such time as the liabilities of WISeKey SA are covered by its assets.

On February 22, 2023, the Company signed a written guarantee in favor of WISeKey SA for the value of investments in and long-term receivables owed by certain subsidiaries of WISeKey SA.

On February 22, 2023, the Company provided a letter of comfort to its subsidiary WISeKey SA. The Company confirmed that it will provide financial and other support to WISeKey SA for at least the next 24 months and thereafter for the foreseeable future.

On February 22, 2023, the Company provided a letter of comfort to its subsidiary WISeKey Semiconductors SAS. The Company confirmed that it will provide financial and other support to WISeKey Semiconductors for at least the next 24 months and thereafter for the foreseeable future.

WISeKey International Holding A.G., Zug

Notes to the Financial Statements – December 31, 2022

Note 18. Shares & Options held by Board of Directors and Executive Management

	Class A					% of voting
	shareholding	ADS	Class B shareholding			rights
				ADS
			Own name	Equivalent	Total		Name of the Related Party Transaction
Maria Pia AQUEVEUE JABBAZ	-	-	-	-	-	0.0%
Cristina DOLAN	-	-	-	-	-	0.0%
David FERGUSSON	-	-	1,000	-	1,000	0.0%
Jean-Philippe LADISA	-	-	66,988	-	66,988	0.0%
Carlos CREUS MOREIRA	39,836,513	10,000	1,150,528	100,000	1,250,528	29.3%
Eric PELLATON	-	10,000	190,000	100,000	290,000	0.2%	ADSs and B shares held by NRJ SA
Peter WARD	185,475	-	30,643	-	30,643	0.2%

The share options held by the Board of Directors and Executive Management as at December 31, 2022 were as follows:

	Class A Options	Class B Options
Maria Pia AQUEVEUE JABBAZ	-	-
Cristina DOLAN	-	213,859
David FERGUSSON	-	94,256
Jean-Philippe LADISA	-	-
Carlos MOREIRA	5,454,500	2,411,271
Eric PELLATON	-	294,370
Peter WARD	4,363,500	3,169,105

Note 19. Consultancy and Professional Services

Costs incurred under Consultancy and Professional Services in the year includes CHF 759,387 (2021: nil) of legal costs and CHF 256,000 (2021: nil) relating to the partial spin-off distribution of a subsidiary company, CHF 459,461 (2021: CHF 451,823) of legal costs and CHF 22,000 (2021: CHF 112,482) of accountancy fees relating to merger and acquisition activity, a further CHF182,514(2021: CHF 202,065) of legal fees relating to reporting and compliance, and CHF 108,777 (2021: CHF 87,808) of fees relating to the Company’s registration on the NASDAQ.

Note 20. Management Fees and Intercompany Charges

Costs incurred under Management Fees and Intercompany Charges in the year includes CHF 1,161,648 (2021: CHF 930,931) relating to management fees charged by its subsidiary undertaking, WISeKey SA, for salaries and associated costs incurred on behalf of the parent company.

Note 21. Valuation Adjustments on Loans and Investments

Following reviews of the carrying value of its Intercompany Loans and Investments in 2019, 2020 and 2021, the Company decided to make a valuation adjustment to reduce the carrying value of its Loans and Investments with WISeCoin AG and WISeKey India Pte Limited. Following a review in 2022, the Company decided to make a valuation adjustment to reduce the carrying value of its Loans and Investments with WISeKey SA and WISeKey SAARC Limited, whilst also increasing the valuation adjustment to include further amounts owed by WISeCoin AG and WISeKey India. These were all due to the uncertainty surrounding the recoverability of these balances.

During the prior year, the Company agreed to forgive part of the loans due to it from its subsidiary, WISeKey Semiconductors SAS. This was due to historic losses made by WISeKey Semiconductors SAS with a significant amount of this being as a result of the impact of the COVID-19 pandemic on the Company’s revenues. The Company has retained the right to receive repayment of these amounts when WISeKey Semiconductors SAS returns to profitability.

Further, the charge includes the decrease in the value of the investment held in OpenLimit AG (see note 7.)

Note 22. Loss on Sale of Investment

During the year the Company disposed of its investment in arago GmbH for total proceeds including the repayment of balances due to the Company by arago GmbH of EUR 25,527,955 (CHF 26,219,406 at the historic rate of exchange on the day of disposal.) As of the end of the year the sale proceeds had not been paid and so the Company decided to make a provision against the value of these proceeds leading to an overall loss on the sale of the investment.

Note 23. Financial Charges on Loan

During the prior year the Company arranged financing facilities with L1 Capital Global Opportunities Master Fund and Anson Investments Master Fund LP. The overall fees reduced in the current year as the Company reduced the amount subscribed under these facilities in comparison to the prior year,

Note 24. Non-Operating Losses

The non-operating loss incurred relates to stamp duties payable on the issuance of additional share capital.

Note 25. Subsequent Events

Loan agreements with UBS SA

On January 19, 2023, the Company repaid CHF 185,800 as full and final settlement of the Covid loan it had contracted with UBS SA.

L1 Capital Global Opportunities Master Fund Facility

In 2023, L1 Capital Global Opportunities Master Fund issued a total of five conversion notices, resulting in the following conversions after December 31, 2022:

On January 4, 2023 for 664,474 WIHN class B shares delivered on January 5, 2023 for a conversion of CHF 93,026.

On January 11, 2023 for 1,319,311 WIHN class B shares delivered on January 13, 2023 for a conversion of CHF 183,704.

On January 13, 2023 for 1,992,073 WIHN class B shares delivered on January 18, 2023 for a conversion of CHF 278,890.

On January 16, 2023 for 1,237,582 WIHN class B shares delivered on January 18, 2023 for a conversion of CHF 185,637.

On February 9, 2023 for 487,182 WIHN class B shares delivered on February 9, 2023 for a conversion of CHF 92,565.

Anson Investments Master Fund LP Facility

On January 31, 2023, the Company and Anson signed the Anson First Amendment, pursuant to which, for the remaining facility, WISeKey has the right to request Anson to subscribe for up to eleven “accelerated” note tranches of up to USD 500,000 each or any other amount agreed between the parties, at the date and time determined by WISeKey during the commitment period, subject to certain conditions.

In 2023, the Company made two further subscriptions under the terms of the Anson Facility. On February 3, 2023, the Company subscribed for convertible notes in the amount of USD 500,000. The funds were received on February 7, 2023. On March 1, 2023, the Company subscribed for convertible notes in the amount of USD 1,000,000. The funds were received on March 2, 2023. In line with the terms of the Anson Facility, the Company issued Anson with 1,468,858 warrants on WIHN class B shares at an exercise price of CHF 5.00, and the Company also paid a subscription fee of 116,758 WIHN class B shares.

In 2023, Anson Investments Master Fund LP issued a total of two conversion notices, resulting in the following conversion after December 31, 2022:

On February 7, 2023, for 1,029,502 WIHN class B shares delivered on February 10, 2023, for a conversion of CHF 185,310.

On April 17, 2023, for 1,570,118 WIHN class B shares delivered on April 18, 2023, for a conversion of CHF 266,920.

Options granted under WISeKey ESOP

After December 31, 2022, a total of 268,535 options were granted under the Company’s ESOP.

Shareholders’ approval of an extraordinary dividend in kind in the form of shares in SEALSQ

On April 27, 2023, at WISeKey's Extraordinary General Meeting (“EGM”), WISeKey’s shareholders approved the distribution of 20% of the outstanding ordinary shares, par value USD 0.01, in SEALSQ Corp., a wholly-owned subsidiary of the Company, to be made in the form of a special dividend in kind (the “Special Dividend”) out of WISeKey International Holding AG's capital contribution reserves booked in its statutory standalone financial statements as of December 31, 2021. The declaration and distribution of the Special Dividend shall be subject to certain conditions.

WISeKey International Holding A.G., Zug

Notes to the Financial Statements – December 31, 2022

Note 26. Business Update Related to COVID-19

In March 2020, the World Health Organization declared the Coronavirus (COVID-19) a pandemic. The outbreak spread quickly around the world, including in every geography in which the Company operates. The pandemic has created uncertainty around the impact of the global economy and has resulted in impacts to the financial markets and asset values. Governments implemented various restrictions around the world, including closure of non-essential businesses, travel, shelter-in-place requirements for citizens and other restrictions.

The Company took a number of precautionary steps to safeguard its businesses and colleagues from COVID-19, including implementing travel restrictions, working from home arrangements and flexible work policies. The Company started to return to offices around the world, in line with the guidelines and orders issued by national, state and local governments, implementing a phased approach in its main offices in Switzerland and in France. We continue to prioritize the safety and well-being of our colleagues during this time.

The Company’s major production centers, located in Taiwan and Vietnam, were quick to implement controls and safeguards around their processes that enabled us to continue delivering products with minimal interruption to our clients. In 2022, the impact upon the Company has been limited and we remain confident that we are able to fulfil all current client orders.

The Company retains a strong liquidity position and believes that it has sufficient cash reserves to support the entity for the foreseeable future (see note 2 for further details.) The Company continues to review its costs and suspended its share buy-back programs in order to reduce the cash burn. The Company has applied for, and received, support under the schemes announced by the Swiss government. Currently the Company remains able to meet its commitments and does not foresee any significant challenges in the near future. The Company currently does not anticipate any material impact on its liquidity position and outlook.

At this stage it remains impossible to predict the extent of the impact of the COVID-19 pandemic as this will depend on numerous evolving factors and future developments that the Company is not able to predict.

Note 27. Impact of the war in Ukraine

Following the outbreak of the war in Ukraine in late February 2022, several countries imposed sanctions on Russia, Belarus and certain regions in Ukraine. There has been an abrupt change in the geopolitical situation, with significant uncertainty about the duration of the conflict, changing scope of sanctions and retaliation actions including new laws.

WISeKey does not have any operation or customer in Russia, Belarus or Ukraine, and, as such, does not foresee any direct impact of the war on its operations. However, the war has also contributed to an increase in volatility in currency markets, energy prices, raw material and other input costs, which may impact WISeKey’s supply chain in the future.

As at December 31, 2022, the Company has assessed the consequences of the war for its financial disclosures and considered the impacts on key judgements and significant estimates, and has concluded that no changes were required. WISeKey will continue to monitor these areas of increased risk for material changes

P. Ward	C. Moreira

Chief Financial Officer	Chairman and Chief Executive Officer

WISeKey International Holding A.G., Zug

Notes to the Financial Statements – December 31, 2022

Proposed appropriation of the accumulated losses (in CHF)

This proposed appropriation is made as of April 28, 2023.

31/12/2022
Net loss for the year	(45,564,140)
Transfer from the reserve for treasury shares	343,988
Loss carried forward from previous years	(20,674,333)
Total loss to be carried forward	(65,894,485)

Statutory capital reserve
Reserves from capital contribution for tax purposes*	78,767,769
Other reserves from capital contribution	13,375,501
Distribution on the Statutory capital reserve**	(1,787,096)
Transfer within the Statutory capital reserve***
from Reserve from capital contribution for tax purposes	76,980,673
to Other reserves from capital contribution	(76,980,673)
Total Statutory capital reserve carried forward	90,356,174

* As of the date of the signed audit report on the statutory financial statements this amount was subject to the approval of the Swiss Federal Tax Administration.

** The distribution, which was approved at the EGM on April 27, 2023, will take the form of a dividend-in-kind, distributing 20% of the Ordinary Shares of SEALSQ Corp. to the shareholders of the Company, which is equivalent to 10% of the total shareholding of SEALSQ Corp. The valuation has been calculated as the proportionate value of these shares based upon the Book Value of the investment in SEAL BVI Corp as at the date of the EGM.

***The Board of Directors proposes to release the "Reserve from capital contribution for tax purposes" as shown in the 2022 Statutory Financial Statements to "Other reserves from capital contribution" in an amount equal to the difference between the market value and the book value of the distribution on the "Statutory capital reserve" stated above. The total amount shall be capped at an amount of CHF 76,980,673 or such higher or lower amount as has been approved by the Swiss Federal Tax Administration.

The Board of Directors proposes that the balance sheet loss be carried forward.